Exhibit 99.1
press release

ArcelorMittal accelerates its decarbonisation with a €1.7 billion investment programme in France, supported by the French Government
4 February 2022, 12:00 CET

Visiting the ArcelorMittal site in Dunkirk, France, today, French Prime Minister Jean Castex, Minister of Ecological Transition Barbara Pompili, and Minister of Industry Agnès Pannier-Runacher were welcomed by Eric Niedziela, Chairman of ArcelorMittal France and Vice President Climate Action ArcelorMittal Europe, Matthieu Jehl, CEO of ArcelorMittal France, Bruno Ribo, CEO of ArcelorMittal Méditerranée, and Yves Koeberlé, CEO of ArcelorMittal Europe – Flat Products.

The Prime Minister announced support from the French Government for ArcelorMittal’s decarbonisation programme in France, which involves a €1.7 billion investment in its Fos-sur-Mer and Dunkirk sites in France. This investment will enable a profound transformation of steelmaking in France and a total reduction of close to 40% or 7.8 million tonnes per year in ArcelorMittal’s CO2 emissions in France by 2030. This transformation will represent a 10% reduction in greenhouse gas emissions from the manufacturing industry in France and put France’s steelmaking industry on the path of the Paris Agreement.

The transformation of steelmaking operations will generate positive and sustainable dynamics for employment and industrial activity in France, especially in the Dunkirk and Fos-sur-Mer areas.

ArcelorMittal will implement €1.7 billion of investments by 2030 to accelerate the decarbonisation of its steelmaking sites in Fos-sur-Mer and Dunkirk while maintaining equivalent production capacities:

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In Fos-sur-Mer, ArcelorMittal will build an Electric Arc Furnace (EAF). This new unit will complement the ladle furnace announced last March and supported by France’s recovery plan, ‘France Relance’. Together these investments will turn Fos-sur-Mer into a reference site for the production of low carbon, circular steel, made from recycled steel;

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In Dunkirk, ArcelorMittal will build a 2.5 million tonne Direct Reduction of Iron (DRI) unit to transform iron ore using hydrogen instead of coal. This DRI will be coupled with an innovative technology electric furnace and completed by an additional Electric Arc Furnace (EAF). Other investments are already under way to continue to increase the proportion of scrap steel used.

The new industrial facilities will be operational starting in 2027 and will gradually replace 3 out of 5 of ArcelorMittal’s blast furnaces in France by 2030 (2 out of 3 in Dunkirk, 1 out of 2 in Fos).

Decarbonising the Fos-sur-Mer and Dunkirk sites will contribute to maintaining and developing the French steelmaking industry. It will also support the strengthening and development of local ecosystems, generating positive and sustainable dynamics for employment and industrial activity in France, especially in the Dunkirk and Fos-sur-Mer areas.
Commenting, Eric Niedziela, Chairman of ArcelorMittal France and Vice President Climate Action ArcelorMittal Europe, said:
“ArcelorMittal is honored that the French State supports our projects. We are proud to have this unique opportunity to contribute to the objectives of the France 2030 plan and to maintaining a strong manufacturing industry in France, serving European markets. ArcelorMittal’s management team and its 15,500 employees in France are mobilised to succeed in this new industrial revolution and we will be happy to welcome new talents willing to participate in this extraordinary adventure.”
Yves Koeberlé, CEO of ArcelorMittal Europe – Flat Products, added:
 “As a leader in steelmaking, ArcelorMittal is committed to decarbonising its plants in Europe to serve our industrial customers – automotive, packaging, construction, transport but also solar and wind energy and future networks for hydrogen and CO2 capture. We are grateful for this support from the French State which will enable the major transformation of our sites in Fos-sur-Mer and Dunkirk which together account for over one-third of ArcelorMittal’s flat steel production in Europe.”
Matthieu Jehl, CEO of ArcelorMittal France, said:
“This support makes possible the extremely high investments we need to make to decarbonise steelmaking on our Dunkirk site, Europe’s largest steel producing site. We will therefore continue transforming our sites in France to deliver our customers with low carbon steel.”
Bruno Ribo, CEO of ArcelorMittal Méditerranée, said:
“Our Fos-sur-Mer site will undergo a first-of-a-kind transformation to decarbonize. Our teams are already implementing a first investment – our ladle furnace – which will increase our production of low carbon steel. We are ready to continue.”
ArcelorMittal’s French operations have already started working on a second step in their decarbonisation programme, which will use the technologies implemented during the first step, along with carbon capture and storage or utilisation (CCU/S) technologies, assuming the technology sufficiently matures and regulation ensures it economic viability. This second step will enable ArcelorMittal’s French operations to reach carbon neutrality by 2050.
The partnership between ArcelorMittal and the French government for the projects is subject to EU approval, which is anticipated by the second quarter of this year, as well as the availability of economically viable energy infrastructure and supply.

Decarbonising ArcelorMittal’s operations in France: three ways to carbon neutrality
ArcelorMittal plays its part in the fight against climate change and has set ambitious objectives: a 35% reduction in CO2 emissions in Europe and a -25% reduction globally by 2030; and carbon neutrality by 2050.
To do this, ArcelorMittal will change completely the way it produces steel, by:
✅ Increasing the recycling of steel: one kilo of steel produced by ArcelorMittal in France will soon contain up to 25% recycled steel
✅ Developing innovative DRI, to make steel without coal, with hydrogen
✅ Capturing residual CO2 for storage or usage (CCU/S).

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

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